UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. __)

RED CAT HOLDINGS, INC
(Name of Issuer)

Common Stock, par value $0.001 per share

75644T100
(CUSIP Number)

8861 Day Ave SW Navarre, OH 44662 (330) 705-4701 Att: Chad Kapper
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 23, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. 75644T100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brains Riding in Tanks, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,997,684
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
1,997,684
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,997,684
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.8%
12	TYPE OF REPORTING PERSON (See Instructions)
OO

Item 1 (a). Name of Issuer: Red Cat Holdings, LLC

Item 1 (b). Address of Issuer’s Principal Executive Offices:

370 Harbour Drive

Palmas del Mar

Humacao, PR 00791

Item 2. (a). Name of Person Filing: Brains Riding in Tanks, LLC, C/O Chad Kapper, sole manager and member.

Item 2. (b). Address of Principal Business Office:

8861 Day Ave SW

Navarre, OH 44662

(330) 705-4701

Att: Chad Kapper

Item 2. (c). Citizenship: Ohio

Item 2. (d). Title of Class of Securities: Common Stock

Item 2. (e). CUSIP Number: 75644T100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), or (c), check whether person filing is a:
(a)	|_|	Broker or dealer registered under Section 15 of the Act.
(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	|_|	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) (k)	|_| |_|	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J); Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
Item 4.	Ownership.

(a).       Amount beneficially owned: 1,997,684

(b)       Percent of Class: 11.8%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 1,997,684

(ii)       Shared power to vote or to direct the vote:

(iii)       Sole power to dispose or to direct the disposition of: 1,997,684

(iv)       Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of 5 Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|.
Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable.
Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2021
Dated
/s/ Chad Kapper
Signature
Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).